BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES NEW ORLEANS
1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	NEWARK PARIS SÃO PAULO WASHINGTON

Frank Lopez Member of the Firm

Direct Dial 212.969.3492 flopez@proskauer.com
September 3, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp,
Revised Preliminary Proxy Statement and Revised Preliminary
Information Statement
File No. 001-33803
Filed August 13, 2009
Dear Mr. Windsor:
          Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement (the “Proxy Statement”) and Preliminary Information Statement (the “Information Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated September 2, 2009 (the “Comment Letter”).
          I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 to the Proxy Statement (“Proxy Amendment No. 3”) that is being filed today with the Staff. Four clean copies of Proxy Amendment No. 3, with annexes, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Company’s Amendment No. 2 to the Proxy Statement with the Commission on August 31, 2009.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

          For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Proxy Amendment No. 3. All capitalized terms used but not defined herein shall have the meaning ascribed to them in Proxy Amendment No. 3.
Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2
1.	Your response to our previous comment number 2 does not clarify what party “approached” the other party. In this regard, if the company or its affiliates approached the warrant holders, then provide the staff with an analysis as to why the Proxy Rules did not apply. If the warrant holders approached the company, then so state in the Information Statement.
          Over the last year, several large warrantholders of the Company have sporadically approached the Company, and the Company and such warrantholders have had general, informal conversations, regarding the evolutions in market terms and deal structures for special purpose acquisition companies (SPACs) in 2008 and 2009, including new alternatives for restructuring the founders shares and the warrants. These discussions were intentionally restricted to the general status of the SPAC market and not specific to any potential negotiations by the Company with such warrantholder, which would be premature prior to announcing a potential deal to the market. In July 2009, the Company announced its potential business combinations and filed a Form 8-K with respect to the entry by the Company into the 1st Commerce Merger Agreement and Colonial Asset Purchase Agreement. After the filing the Form 8-K, the Company was contacted by five large warrantholders and discussed whether the Company and such warrantholders would be interested in a proposed warrant restructuring. In response, the Company previewed general terms and began private negotiations with a few significant warrantholders to modify the Warrant Agreement, dated as of November 27, 2007, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Original Warrant Agreement”) pursuant to its terms. The Company did not approach these warrantholders with, or solicit their consent with respect to, firm terms for amending their warrants. During these private negotiations, each such warrantholders (collectively, the “Consenting Warrantholders”) had the opportunity to submit comments and independently engage in negotiations with the Company. There was no time limit placed by the Company on any Consenting Warrantholder for entering into the agreement. The opportunity to negotiate and the open time period assured that the negotiations would not operate in a manner that would preclude the Consenting Warrantholders from fully negotiating the amendments of certain terms of the warrants. Additionally, each of the Consenting Warrantholders are sophisticated parties and represented that they are an “accredited investor” as defined under Regulation D of the Securities Act of 1933, as amended. The Company has made information surrounding the amendment of the warrants readily available in its public filings, and this information includes the amendment’s effect on the consummation of the transactions pursuant to the potential acquisitions. The sophistication of the potential sellers and lack of a significant time constraint allowed the Consenting Warrantholders to use the disclosed information to make an informed decision with regard to the amendment of the terms of their warrants. Ultimately, each Consenting Warrantholder negotiated its own terms. The resulting Warrant Restructuring Letter Agreement and Amended and Restated Warrant Agreement represent a compilation of the collective, independent comments and discussions of a handful of warrantholders, whereby all warrantholders receive the benefit of the terms individually negotiated by each Consenting Warrantholder.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

          While the Company obtained the consents of the holders of a majority of its outstanding warrants, it respectfully submits that it did not solicit such consents in contravention of Section 14(a) of the Proxy Rules. The term “solicit” is defined under the proxy rules as “(i) any request for proxy whether or not accompanied by or included in a form of proxy, (ii) any request to execute or not to execute, or to revoke, a proxy; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” Under the proxy rules, the term “proxy” includes “every proxy, consent or authorization within the meaning of section 14(a) of the Exchange Act of 1934, as amended (the “Exchange Act”). The consent or authorization may take the form of failure to object or to dissent.” The purpose of the Company’s correspondence with the Consenting Warrantholders was not to solicit their consent to a proposal, but instead to respond to their inquiries and enter into private negotiations in respect of a contractual arrangement, in this case the Original Warrant Agreement, which by its own terms requires the consent of a majority of the outstanding warrants. Each holder of the Company’s warrants agreed, by the purchase of warrants governed by the Original Warrant Agreement, that pursuant to Section 9.9 of the Original Warrant Agreement the written consent of a majority of the then-outstanding registered holders would be sufficient for any modification of the warrants. Under the Original Warrant Agreement, the warrantholders are not entitled to a meeting or the solicitation of each warrantholder’s consent in order to amend the terms of the warrants. Moreover, pursuant to Section 9.9 of the Original Warrant Agreement, the Company may amend certain material terms of the warrants, such as extension of the exercise period for the warrants, without the consent of the warrantholders, as long as such amendment applies to all of the warrants and the Company provides notice to the New York Stock Exchange Amex. The Company believes that it has complied with Section 14(c) of the Exchange Act, which requires the transmission of information to the holders of securities in instances where proxies, consent or authorizations are not being requested.
Summary of the Proposals, page 5
2.	Either in this section, or an another appropriate portion of the Summary or the Questions and Answers, please clarify whether shareholders in the converted institution will have the opportunity to vote on a significant acquisition, like a revived acquisition of the assets of the former Colonial BancGroup, or an acquisition of the assets of a troubled financial institution as part of a sale by the FDIC or other regulator. If you determine that

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

shareholder approval is not required, please provide the staff with your legal analysis supporting that conclusion.
          If the Charter Amendment Proposals are approved and become effective, the holders of a majority of the IPO Shares cast at a meeting will no longer have the separate right under the Company’s Second Amended and Restated Certificate of Incorporation to approve a business combination. Moreover, the Second Amended and Restated Certificate of Incorporation would contain no provisions providing common stockholders with voting rights in addition to those provided by applicable law or regulation. Following the effectiveness of such amendments in connection with the Acquisition, stockholders would continue to be entitled to vote upon such matters requiring a vote of stockholders under any applicable law or regulation. This would include, among other things, the right to vote upon certain direct mergers involving the Company and upon any sale, lease or exchange of all or substantially all of the Company’s assets. In general, no vote of the Company’s stockholders would be required under the Second Amended and Restated Certificate of Incorporation or Delaware law to authorize the purchase by the Company of the assets of another entity (including, for example, assets purchased from a troubled financial institution as part of a sale by the FDIC or other regulator) or to authorize acquisitions effected through a merger in which the Company is the surviving corporation, each share of Company stock outstanding immediately prior to the effectiveness of the merger is an identical share of the surviving corporation, and the authorized unissued shares or treasury shares of the Company to be issued or delivered under the relevant merger agreement do not exceed 20% of the shares of common stock of the Company outstanding immediately prior to the effective date of the merger. Such matters would be authorized by the Company’s board of directors, which is charged with directing the business and affairs of the Company.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment, including adding a new risk factor entitled “Following the consummation of the Acquisition and our transition from a blank check company to a bank holding company, we may not present any additional acquisitions to our stockholders for a vote.”
Preliminary Proxy Statement and Notice of Special Meeting
3.	Revise the bullet for the restricted stock issuances to disclose the number of shares, Make similar changes to the Form of Proxy.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
4.	Revise the third bullet in Proposal 3 to delete the (i),(ii),(iii), and replace with “these first three bullets” or other clarifying language.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

Interests of Directors, Officers...., page 11
5.	Revise to define or provide a cross-reference for the term “Step-Up Event”.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
Risk Factors, page 20
6.	Add a risk factor that specifically discusses the fact that you will have a significant amount of unallocated capital that does not support assets at the time of the conversion and acquisition and that the excess capital will put significant pressure on your ability to earn an acceptable return on equity, even if your loan portfolios performs at current levels.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
7.	Revise this section to add a risk factor to note that the removal of the prohibition against closing an acquisition if more than 30% of the shareholders exercise their conversion rights may mean that remaining shareholders may own shares in a dramatically smaller company, with less resources available for growth or to support any losses on your lending portfolio.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
8.	Revise your discussion of the risks associated with government policies to discuss the impact of recent FDIC rules about the acquisition of bank assets by private equity groups. Also, please discuss the impact of the depletion of the FDIC’s insurance fund on both your potential expenses and upon your ability to negotiate favorable acquisition terms if you seek to purchase assets of seized or troubled banks.
          The Company believes the request to revise the risks associated with government policies insofar as the impact of recent FDIC rules about private equity groups’ acquisition of bank assets is not applicable. The Company is a SEC-registered, exchange-traded public company that will have perpetual existence assuming the acquisition is consummated and it becomes a bank holding company. The Company is not subject to the policy statement issued by the FDIC on August 26, 2009 because of its SEC/exchange-traded status and because the target institution, 1st Commerce Bank, is not a failing depository institution. As a result, the Company has not revised the Risk Factors to discuss the impact of recent FDIC rules about the acquisition of bank assets by private equity groups. Notwithstanding the foregoing, for a variety of reasons principally related to intended safe and sound banking operations in Las Vegas, Nevada, the Company presently plans

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

for its commercial bank subsidiary, 1st Commerce Bank, to follow the FDIC private equity policy statement prescription that banks acquired by private equity nonbank investors must maintain a 10% Tier 1 capital ratio.
          If there was a depletion of the FDIC’s Deposit Insurance Fund, the Company believes that the FDIC would impose additional assessments on the banking industry. 1st Commerce Bank’s profitability like all banks would be reduced by any special assessments from the FDIC to replenish the Deposit Insurance Fund. The Company has amended Proxy Amendment No. 3 to address the Staff’s comment by adding a new risk factor entitled “If there was a depletion of the FDIC’s Deposit Insurance Fund, we believe that the FDIC would impose additional assessments on the banking industry.”
          If the FDIC Deposit Insurance Fund were to continue to experience depletion, the Company believes the FDIC would become a more motivated seller of problem bank assets. The Company believes that the FDIC would expand the parties that may acquire problem bank assets and that FDIC loss sharing assistance would increasingly be extended to acquirers that are not large super-regional banking organizations (historically the most likely acquirer of failed banks). Because of the background of the Company’s most senior management in the investment industry, the Company expects to have access to additional capital to permit the company to take advantage of the opportunity to acquire failed bank assets. As a result, the Company has not revised the Risk Factors to discuss the impact of the depletion of the FDIC’s insurance fund upon the Company’s ability to negotiate favorable acquisition terms if it seeks to purchase assets of seized or troubled banks.
Positive Reasons for the Approval of the Acquisition, page 55
9.	We note your response to comment 13 of our letter dated August 25, 2009. Please revise to include the information we requested in the comment for 1st Commerce.
          The Company’s procedures related to commercial loans were focused on repayment ability, collateral type and value, payment history, and secondary sources of repayment. The Company determined that a focus on loans in excess of $500,000 in outstanding principal would provide an acceptable level of targeted portfolio penetration. The Company also reviewed a sample of targeted loans less than $500,000. All loans risk rated substandard 5 or higher were subject to a full review. Risk ratings were based on information from 1st Commerce Bank’s internal risk ratings and an independent review of the loan files. Based on recommended risk grades from the Company’s third party consultants, six loans were subject to downgrades. Loan files were also reviewed for completeness and adequacy of legal documentation. Consideration was given in the review and risk assessment to potential risk factors, including changes in the real estate market, local economic conditions, industry conditions, and other market conditions that might impact risk grades. Based on review results, the complete review of targeted loans over $500,000, specific sampling of smaller loans, a full review of loans risk rated substandard 5 or higher and 1st Commerce Bank’s management and delinquency reports, the Company believes the specific sampling and review penetration of 65% to be an acceptable assessment of portfolio risk. The Company determined that a 65% threshold of total gross loan assets would provide a sampling that would be representative of the loan portfolio. The remaining 35% of the loan portfolio was comprised of performing loans with no indication or evidence of deteriorating credit quality based on review of past due and payment history reports by 1st Commerce Bank. As a result, management believes these loans are outside the scope of SOP 03-3.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Data, page 106
10.	We note your proposal to modify the conversion rights and that if approved the maximum conversion would be 26,919,372 of the Public Shares. Please disclose how this proposal modifies the deferred underwriters’ commission agreement in the initial public offering and revise pro forma adjustment “D” for the changes.
          The proposal does not modify the deferred underwriter’s commission agreement. Therefore, the Company did not revise the pro forma adjustment “D” for the changes. Regardless of redemption, under the current arrangement the minimum the Company will have to pay is approximately $6.8 million.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

Notes to Unaudited Condensed Combined Pro Forma Financial Statements
Note 2 — Acquisition Method, page 110
11.	We note your response to comment 17 of our letter dated August 25, 2009. Please expand the disclosures required by paragraph 68(h) and 68(k) of SFAS 141R to include the following:
a.	The gross contractual amounts receivable;

b.	The best estimate at the acquisition date of the contractual cash flows not expected to be collected; and

c.	The amount of the $3.1 million goodwill that is expected to be deductible for tax purposes.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
Note 3 — Pro Forma Adjustments and Assumptions
Pro Forma Adjustment G, page 112
12.	We note your response to comment 20 of our letter dated August 25, 2009. Please disclose the information included in your response and the disclosures required by paragraph 14 to 16 of SOP 03-3.
          The Company has amended Proxy Amendment No. 3 to address the Staff’s comment.
          In connection with responding to your comments, as requested on page 4 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Very truly yours, /s/ Frank J. Lopez Frank J. Lopez

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 3, 2009

cc:	Michael Clampitt (Securities and Exchange Commission)
Todd Schiffman (Securities and Exchange Commission)
Lindsay Bryan (Securities and Exchange Commission)
John Nolan (Securities and Exchange Commission)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Jason N. Ader (Global Consumer Acquisition Corp.)
Daniel Silvers (Global Consumer Acquisition Corp.)
Andrew Nelson (Global Consumer Acquisition Corp.)